Exhibit 99.2

CANETIC RESOURCES TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL MEETING OF UNITHOLDERS
TO BE HELD ON WEDNESDAY, MAY 9, 2007

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement (“Information Circular”) is furnished in connection with the solicitation of proxies by management of Canetic Resources Trust (the “Trust”), for use at the Annual Meeting of the holders (the “Unitholders”) of trust units (“Units”) of the Trust (the “Meeting”) to be held on May 9, 2007, at 3:00 p.m. (Calgary time) in the Imperial Ballroom, Hyatt Regency Calgary, 700 Centre Street S.E., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 5:00 p.m. Eastern Daylight Time on May 7, 2007 or not less than 24 hours before the time set for any adjournment thereof.  Computershare Trust Company of Canada, the trustee of the Trust (the “Trustee”), has fixed the record date for the Meeting at the close of business on March 23, 2007 (the “Record Date”).  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Units.  No Unitholder who became a Unitholder after the Record Date is entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of Canetic Resources Inc.  (“Canetic”), the administrator of the Trust.  Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name.  Unitholders who do not hold their Units in their own name (“Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Units can be recognized and acted upon at the Meeting.  If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases, those Units will not be registered in the Unitholder’s name on the records of the Trust.  Such Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Units for their clients.  The Trust does not know for whose benefit the Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications.  ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Units held by the Beneficial Holder.  ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the Meeting in order to have the Units voted.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to its exercise.  If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Canetic at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management of Canetic, in its capacity as administrator of the Trust.  The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular will be borne by the Trust.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Canetic, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Units will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual Meeting.  At the time of printing this Information Circular, management of Canetic knows of no such amendment, variation or other matter.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the amended and restated trust indenture (the “Trust Indenture”) dated November 16, 2005.

The Trust is authorized to issue an unlimited number of Units.  As at March 21, 2007, 226,893,313 units were issued and outstanding.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Unit of which such Unitholder is the registered holder.  All votes on special resolutions shall be by a ballot and no demand for a ballot is necessary.

When any Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the directors and officers of Canetic, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Units carrying more than 10% of the voting rights attached to the issued and outstanding Units that may be voted at the Meeting.

The percentage of Units that are owned, directly or indirectly, by all directors and officers of Canetic as a group is approximately 0.82% (1,867,388 Units).

QUORUM FOR MEETING

A quorum for the Meeting is two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Units.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, the Meeting shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Receipt of Financial Statements

The audited financial statements of the Trust for the financial period ended December 31, 2006 have been mailed to Unitholders who have requested the financial statements together with this Information Circular and are available on the Internet on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Trust’s website at www.canetictrust.com.  No formal action will be taken at the Meeting to approve the financial statements.

Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders shall at each second annual meeting, re-appoint or appoint a successor to the Trustee.  Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada (“Computershare”) as trustee of the Trust to hold office until the end of the annual meeting to be held in 2009.  Computershare has been trustee of the Trust since its formation on November 16, 2005 and was the trustee of Acclaim Energy Trust (“Acclaim”), a predecessor of the Trust, since April 20, 2001.

Election of Directors of Canetic

The articles of Canetic provide for a minimum of three (3) directors and a maximum of eleven (11) directors.  There are currently eight (8) directors and the board of directors (the “Board”) of Canetic has determined to fix the number of directors at eight (8) members at this time.  Unitholders are entitled to elect all eight (8) members of the Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following the Meeting, the Trust will appoint the individuals so elected by the Unitholders to the Board.

The names and municipalities of residence of the eight (8) persons nominated for election as directors of Canetic by Unitholders, the number of Units beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Canetic, the period served as director, the principal occupation and the directorships of other reporting issuers of each are set forth in the following table.  A “Record of Attendance by directors” at meetings of the Board and its committees for the year ended December 31, 2006 is set out in Schedule ”B” hereto.

Name and Municipality of Residence	Number of Units Beneficially Owned or Controlled (6)	Offices Held and Time as Director	Principal Occupation and Other Directorships

Robert G. Brawn BSc., P. Eng. (1)(2) Calgary, Alberta	365,104	Chair Emeritus of the Board and Director since January 5, 2006

President of 738831 Alberta Ltd. (a private investment company) since May 30, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy Inc., a predecessor of Canetic, and prior thereto, Chairman of Danoil Energy Ltd., also a predecessor of Canetic. Mr. Brawn has 49 years experience in the oil and gas industry.

Mr. Brawn is also a director of the following public companies: Grande Cache Coal Corporation, Zapata Energy Corporation and Parkland Industries Ltd., the administrator of Parkland Income Trust. In addition, Mr. Brawn is a director of the Calgary Airport Authority, a not-for-profit entity.

J. Paul Charron BComm, C.A. Calgary, Alberta	539,141	President and Chief Executive Officer and Director since January 5, 2006

President and Chief Executive Officer of Canetic (including its predecessor Acclaim Energy Inc.) since October 1, 2002, Vice President and Chief Financial Officer of Ketch Energy Ltd. (an oil and gas company) from April 2000 until October 1, 2002 and prior thereto held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. (an investment bank) from May 1997 to April 2000.

Mr. Charron is also a director of the following public companies: TriStar Oil & Gas Ltd. and Kereco Energy Ltd.

W. Peter Comber MBA, C.A. (1)(3) Toronto, Ontario	11,769	Director since January 5, 2006

Managing Director of Barrantagh Investment Management Inc. (“Barrantagh”) (investment counseling firm specializing in portfolio management for individuals and small pension funds) since 1999 and prior thereto President of Newtonhouse Investment Management Ltd., a predecessor company of Barrantagh. Mr. Comber has previously served in senior corporate finance positions with two major investment banking firms, and has served as a director of a number of oil and gas companies, including Elk Point Resources Ltd., which was acquired by Canetic in January 2003.

Mr. Comber is also a director of the following public companies: Nuvista Energy Ltd. and Sure Energy Inc.

Name and Municipality of Residence	Number of Units Beneficially Owned or Controlled (6)	Offices Held and Time as Director	Principal Occupation and Other Directorships

Murray M. Frame B.Sc. (Honours) (2)(4)(5) Calgary, Alberta	36,872	Director since January 5, 2006

Chairman and Chief Executive Officer of Canoil Inc. (a private oil and gas company) since 2002. From 1996 to 2001 President and Chief Executive Officer of Canoil Energy Corporation (a private oil and gas company) and prior thereto held positions of Vice President Exploration, Executive Vice President and Chief Operating Officer and President and Chief Operating Officer of Inverness Petroleum Ltd. (a public oil and gas company) from 1981 to 1996. Mr. Frame has 33 years of experience in the oil and gas industry.

Daryl Gilbert P.Eng. (1)(2)(5)(7) Calgary, Alberta	11,627	Director since January 5, 2006

Businessman from January 2005 and prior thereto President and Chief Executive Officer of GLJ Petroleum Consultants Ltd., formerly Gilbert Laustsen Jung Associates Ltd. (an engineering consulting firm). Mr. Gilbert has been active in the western Canadian oil and gas sector for over 30 years.

Mr. Gilbert is also a director of the following public companies: AltaGas Income Trust, Kereco Energy Ltd., MGM Energy Corp., Nexstar Energy Ltd., Zed-I Inc. and Globel Direct Inc. In addition, Mr. Gilbert is a director of the following private companies: Exoro Energy Inc., Conifer Exploration Ltd., Golden Eagle Exploration Ltd., Greyhawke Resources Ltd., QWest Energy Oil and Gas Investment Management Corp. and its related entities.

Nancy M. Laird MBA (3)(4) Calgary, Alberta	8,631	Director since January 5, 2006

Corporate director since July 2004. Former Senior Vice President, Marketing and Midstream of EnCana Corporation (a public oil and gas company) and of PanCanadian Energy Corporation (a public oil and gas company), a predecessor company to EnCana Corporation, from 1997 to July 2002. Ms. Laird has over 20 years of experience in the Canadian oil and gas and technology sectors. She was formerly President of NrG Information Services Inc. and held various positions of increasing responsibility with Norcen Energy Inc., North Canadian Oils Inc., Canpet Marketing Limited and Shell Canada Limited.

Ms. Laird currently serves as a director of the following public companies: Keyera Energy Management Ltd., the administrator of Keyera Facilities Income Fund, Enerflex Systems Income Fund and Synodon Inc.

Name and Municipality of Residence	Number of Units Beneficially Owned or Controlled (6)	Offices Held and Time as Director	Principal Occupation and Other Directorships
Jack C. Lee B.A., B. Comm, ICD.D (1)(2)(3)(4)(5) Calgary, Alberta	367,309	Chair of the Board and Director since January 5, 2006

Corporate director since October 1, 2002, President and Chief Executive Officer of Acclaim Energy Inc., a predecessor of Canetic, from April 20, 2001 until October 1, 2002 and prior thereto President and Chief Executive Officer of Danoil Energy Ltd., also a predecessor of Canetic. Mr. Lee has been involved in the start-up of a number of successful oil and gas companies. He began his career in the oil and gas industry as a Landman with Amoco Canada in 1973. He was Vice President of Land at Sceptre Resources from 1976 to 1979. In 1979 he participated in the start up of Gane Energy Ltd. (predecessor to Northstar Energy Ltd.) and was President and CEO until 1986. In 1994 he co-founded Independent Energy Inc. which was sold in 1996. He was one of the founding shareholders and executive officers of Cabos Resources Inc., which was acquired by Danoil Energy Ltd.

Mr. Lee is also a Director of Darian Resources Ltd., Gryphon Petroleum Corp. and Alaris Income Growth Trust (private companies).

R. Gregory Rich BSc (Engr), MBA (3)(4) Houston, Texas	10,941	Director since January 5, 2006

A Principal of Blackrock Energy Associates (an energy consulting and investment firm) since October 2002. President and Chief Executive Officer of XPRONET Resources, Inc. (a private oil and gas company) since April 1999. Prior thereto, Chairman and President of Amoco Canada Petroleum Company, Ltd. Mr. Rich has 35 years of experience in the international oil and gas industry, most of it with Amoco Corporation. Mr. Rich has lived and worked in Canada, Azerbaijan, Gabon, the U.S.A. and Trinidad & Tobago and has had responsibility for the pursuit, capture and operation of upstream projects and opportunities worldwide.

Notes:

(1)                                  Member of the Audit Committee (Chair, W. Peter Comber).

(2)                                  Member of the Reserves Committee (Chair, Daryl Gilbert).

(3)                                  Member of the Human Resources and Compensation Committee (Chair, Nancy M. Laird).

(4)                                  Member of the Nominating and Corporate Governance Committee (Chair, R. Gregory Rich).

(5)                                  Member of the Health, Safety and Environment Committee (Chair, Murray M. Frame).

(6)                                  The information as to Units beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to Canetic by the nominees as at March 22, 2007.

(7)                                  Mr. Gilbert is a director of Globel Direct, Inc., which was subject to a cease trade order issued by the British Columbia Securities Commission on November 20, 2002 and the Alberta Securities Commission on November 22, 2002 for delay in filing financial statements.  The required financial statements were filed and the cease trade orders were revoked effective December 23, 2002.

Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.  Deloitte & Touche LLP have been the auditors of the Trust since November 16, 2005 and were the auditors of Acclaim since April 20, 2001.

The information required by Form 52-110F1 of Multilateral Instrument 52-110 Audit Committees of the Canadian Securities Administrators including information about the fees billed to the Trust and Acclaim, a predecessor of the Trust, by Deloitte & Touche LLP is contained in the Trust’s Annual Information Form for the year ended December 31, 2006 under the heading “Audit Committee Information”.

Proposed Amendments to Unit Award Incentive Plan and Employee Unit Ownership Plan

Unitholders will be asked at the Meeting to consider, and if thought fit, ratify and approve certain amendments to the Trust’s Unit Award Incentive Plan (“UAIP”) and Employee Unit Ownership Plan (the “EUOP”)(collectively, the “Unit Plans”).  These amendments arise from recent changes to the policies of the Toronto Stock Exchange (the “TSX”) in respect of the ability of a listed issuer to make subsequent amendments to security based compensation arrangements such as the Unit Plans.  The TSX has in the past permitted an issuer to make certain amendments to security based compensation arrangements without securityholder approval, provided that the TSX deemed such amendments to be nonmaterial in nature.  Effective June 30, 2007, the TSX will no longer permit issuers with security based compensation arrangements that have amendment procedures that fail to meet the TSX standards to make even minor (“housekeeping”) amendments to their plans without securityholder approval.

In order to enable amendments to the Unit Plans and Unit Awards granted under the UAIP to be made on an expeditious basis, and to efficiently address future regulatory, administrative or commercial requirements or practices as determined by the Board, Canetic proposes to replace the current amendment provisions of the Unit Plans with provisions permitting Canetic to amend, suspend or discontinue the Unit Plans at any time without notice or approval from Unitholders other than for certain amendments specified in the revised amendment provisions.  Under the amended Unit Plans, certain types of amendments will continue to require Unitholder approval including amendments to: (i) increase the number of Units reserved under the Unit Plans, (ii) increase the permitted level of insider or nonemployee director participation under the Unit Plans, (iii) increase the “Payout Multiplier” under the UAIP to greater than two, (iv) extend the term of any Unit Award under the UAIP to greater than three years, (v) increase the percentage amount of “base salary” that a participant in the EUOP may contribute to the EUOP or to amend the definition of “base salary” to include compensation other than regular salary, (vi) reduce the purchase price at which purchases of Units from treasury may be made under the EUOP, and (vii) amend the amendment provisions.  All other amendments to the Unit Plans could be made at the discretion of the Board.  For example, the Board’s discretion will include, without limitation, authority to make amendments to alter, extend or accelerate the “Issue Date” (vesting) of Units subject to Unit Awards under the UAIP including altering any performance criteria associated with “Performance Awards”.

The revised amendment provisions for the UAIP and the EUOP are set out below:

UAIP

“10.         Amendment and Termination of Plan

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of the Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange, if required. For greater certainty, the Corporation may amend the Plan and any Unit Award, without Unitholder approval, provided however, that the Corporation will not be entitled to amend the Plan in respect of the following matters without Unitholder approval: (i) increase the maximum percentage limit on the number of Units that may be reserved for issuance from time to time pursuant to Unit Awards granted and outstanding hereunder as set forth in Section 5 hereof; (ii) increase the maximum percentage limits on the number of Units that may be issued or may be issuable from time to time to any one Service Provider, to insiders or to Non-Management Directors as set forth in Section 6(a) hereof; (iii) increase the Payout Multiplier to greater than two; (iv) extend the term of any Unit Award to greater than three years; and (v) amend this Section 10. Any amendment to the Plan shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of the Corporation and the Service Providers to whom such Unit Awards have been made.”

EUOP

“9.01       The Company intends to maintain the Plan in force indefinitely but necessarily reserves the right to amend or discontinue the Plan, in whole or in part, at any time and from time to time, in its sole discretion. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Toronto Stock Exchange, if required. For greater certainty, the Company may amend the Plan and the rights of any Member, without Unitholder approval, provided however, that the Company will not be entitled to amend the Plan in respect of the following matters without Unitholder approval: (i) increase the number of Trust Units that may be reserved for issuance pursuant to the Plan as set forth in Section 3.04(a) hereof; (ii) increase the maximum percentage limits on the number of Trust Units that may be issued or may be issuable from time to time to Insiders or to any one Insider as set forth in Sections 3.04(b), (c) and (d) hereof; (iii) increase the percentage amount of a Member’s Base Salary that the Member may contribute to the Plan or to amend the definition of Base Salary to include compensation other than regular salary; (iv) reduce the purchase price at which purchases of Trust Units from treasury may be made; (v) permit non-employee directors to participate in the Plan; and (vi) amend this Section 9.01.”

At the Meeting, Unitholders will be asked to consider and, if thought fit, to ratify and approve the following ordinary resolution to approve the amendments to the Unit Plans:

“BE IT RESOLVED THAT:

1.                                       the Trust be and is hereby authorized to amend the Unit Award Incentive Plan (the “UAIP”) of the Trust in the manner described in the Information Circular of the Trust dated March 23, 2007;

2.                                       the Trust be and is hereby authorized to amend the Employee Unit Ownership Plan (the “EUOP”) of the Trust in the manner described in the Information Circular of the Trust dated March 23, 2007; and

3.                                       Canetic Resources Inc., as administrator of the Trust, be and is hereby authorized and directed for and on behalf of the Trust to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as it may determine to be necessary or advisable in order to give effect to the foregoing resolutions.”

The Board believes that the above resolution is in the best interests of the Trust and recommends that Unitholders vote in favour of the resolution. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders who vote in person or by proxy at the Meeting. The persons named in the Instrument of Proxy furnished by management of Canetic intend, unless otherwise directed, to vote in favour of the resolution ratifying and approving the amendments to the Unit Plans.

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

Canetic’s compensation philosophy is directed at attracting and retaining quality and experienced employees, who are critical to the success of the Trust.  Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (the “Unit Award Incentive Plan”) and Units acquired pursuant to Canetic’s employee unit ownership plan (the “EUOP”).

The Board has appointed a Human Resources and Compensation Committee (the “Compensation Committee”) composed of four non-management directors, Ms. Laird (Chair), Mr. Comber, Mr. Lee and Mr. Rich.  The Compensation Committee meets throughout each year for the purpose of reviewing the overall compensation policies of Canetic.

The Compensation Committee makes specific recommendations to the Board on the salaries, bonus payments and Unit Award Incentive Plan allocations of the officers of Canetic as well as directors’ compensation.  The Compensation Committee determines the compensation of the President and Chief Executive Officer and the President and Chief Executive Officer recommends the compensation of the other officers, utilizing benchmark data from peer income trusts and companies in the upstream Canadian oil and gas sector, as well as internally developed criteria for assessing corporate performance on a relative basis and individual performance on an absolute basis.  The Compensation Committee in making its recommendations to the Board considers both quantitative and qualitative criteria.  The Board reviews the recommendations of the Compensation Committee before final approval.

In 2006, the Compensation Committee met 9 times.  The Compensation Committee and management devoted considerable time and resources in 2006 to continue to develop and refine a framework for Canetic’s compensation philosophy including base salaries, the short term incentive plan and the long term incentive plan while ensuring that Canetic’s compensation plans were aligned with and responsive to labour market conditions.  Corporate and individual performance objectives were assessed on an absolute basis and on a relative basis to a predetermined peer group of conventional oil and gas companies and royalty trusts.  The Committee was assisted in the process by a national human resources consulting firm who was retained by the Compensation Committee in order provide them independent advice and guidance.  The Board reviewed and approved the recommendations of the Compensation Committee.

Base Salaries

Base salary ranges are determined following a review of comparative data for a predetermined peer group of other upstream Canadian conventional oil and gas trusts and companies.  Such information is obtained from a number of sources including independent consultants retained by the Human Resources and Compensation Committee.  The level of aggregate salaries in the case of employees of Canetic are approved by the Board on the recommendation of the Compensation Committee in consultation with senior management and independent human resources consultants.  The allocation of the aggregate level of base salary for the employees is determined by senior management with oversight of the Board and independent human resources consultants.  In the case of officers of Canetic, including the President and Chief Executive Officer, the base salaries of each officer are approved by the Board alone after consultation with the Human Resources and Compensation Committee and independent human resources consultants.

Bonuses

In addition to base salaries, Canetic may award cash bonuses to its employees, including the officers.  The Board, in consultation with management, establishes annually, the basis on which bonuses will be granted including the overall compensation framework developed by the Compensation Committee outlined above.  Under this plan employees are eligible to receive cash bonuses in the event specified performance targets are met or exceeded by Canetic and the individual employee.  In the case of employees, the aggregate amount of the bonus funds are approved by the Board in consultation with the Compensation Committee and senior management and independent human resources consultants.  The allocation of such bonus monies to the employees is determined by senior management of Canetic with oversight by the Board of Directors and independent human resources consultants.  In the case of the officers of Canetic, including the President and Chief Executive Officer, the aggregate amount of the bonus funds and the allocation thereof, if any, is approved by the Board alone in consultation with the Compensation Committee and independent human resources consultants.

Unit Award Incentive Plan Grants

The Unit Award Incentive Plan authorizes the Trust to grant awards (“Unit Awards”) of restricted Units (“Restricted Awards”) and performance Units (“Performance Awards”) to persons, firms or corporations who are employees, senior officers or directors of the Trust or any affiliates of the Trust or who are consultants or other service providers to the Trust and its affiliates (“Service Providers”).  Restricted Awards vest annually over a three-year period or such earlier or later dates as may be determined by the Board and, upon vesting, entitle the holder to receive the number of Units designated in the Restricted Award.  Performance Units vest on the third anniversary of the date of grant or such earlier or later dates as may be determined by the Board and, upon vesting, entitle the holder to receive the number of Units designated in the Performance Award, which number is dependent on the Total Unitholder Return (as defined in the Unit Award Incentive Plan) generated by the Trust relative to a peer comparison group of upstream conventional oil and gas income trusts or such other performance criteria or on such other issue dates as may be determined by the Board.

The principal purposes of the Unit Award Incentive Plan are: to retain and attract qualified Service Providers; to promote a proprietary interest in the Trust by such individuals and to encourage such individuals to remain in the employ of the Trust and put forth maximum efforts for the success of the business of the Trust; and to focus management of the Trust on operating and financial performance and long-term Unitholder returns.

The aggregate level of Unit Awards in the case of employees of Canetic is approved by the Board on the recommendation of the Compensation Committee in consultation with senior management and independent human resources consultants.  The allocation of the aggregate Unit Awards among the employees is determined by senior management with oversight by the Board of Directors and independent human resources consultants.  In the case of the officers of Canetic, including the President and Chief Executive Officer, individual Unit Awards are approved by the Board alone after consultation with the Compensation Committee and independent human resources consultants.  Unit Awards are intended to align employee and Unitholder interests by creating a direct link between compensation and Unitholder return.  Participation in the Unit Award Incentive Plan recognizes overall performance of the Trust, as measured through the price of and distributions paid on the Units.  In addition, the Unit Award Incentive Plan enables executives to develop and maintain a significant ownership position in the Trust, thereby creating even greater alignment with Unitholder interests.

Unit Awards are normally awarded by the Board upon the commencement of employment with Canetic based on the level of responsibility within Canetic.  Subsequent annual awards are made to recognize the performance of, or the contribution by, eligible individuals, based on individual performance and the performance of the Trust.

Additional information with respect to the Unit Award Incentive Plan is provided under the heading “Equity Compensation Plan Information – Unit Award Incentive Plan”.

Employee Unit Ownership Plan

All full-time employees of Canetic and its affiliates and subsidiaries may elect to contribute up to 5% of their regular base salary to the EUOP.  For each $1.00 contributed by an employee to the EUOP, Canetic contributes $2.00 up to the maximum allowable contribution.  The funds are then used to purchase Units from treasury or on the open market each month.

The purpose of the EUOP is to encourage employee savings through investment in Units and to allow Canetic to provide Units as an incentive to employees through its contributions.  The EUOP provides a direct personal incentive to each employee by aligning a portion of each employee’s investment portfolio with the performance of the Trust.

Additional information with respect to the EUOP is provided under the heading “Equity Compensation Plan Information – Employee Unit Ownership Plan”.

Summary

The Compensation Committee believes that Canetic’s compensation policies have allowed Canetic to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing Unitholder value.  The Compensation Committee will continue to assess Canetic’s compensation policies and modify them as necessary, in consultation with management, to assist Canetic in achieving its goals.

The Compensation Committee respectfully submits the foregoing report to Unitholders:

Nancy M. Laird (Chair)

W. Peter Comber

Jack C. Lee

R. Gregory Rich

PERFORMANCE CHART

The following graph illustrates changes from December 31, 2001 to December 31, 2006, in cumulative Unitholder return, assuming an initial investment of $100 in the trust units (“Acclaim Units”) of Acclaim with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Energy Trust Index and the S&P/TSX Income Trust Total Index, with all dividends and distributions reinvested.  Following completion of the plan of arrangement (the “Arrangement”) involving Acclaim and StarPoint Energy Trust on January 5, 2006, the Acclaim Units were delisted from the TSX and the Units commenced trading on the TSX on January 9, 2006.

	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006

Acclaim Energy Trust Unitholder Total Return	$100.00	$141.08	$205.21	$284.64	$421.50	$347.48
S&P/TSX Composite Index	$100.00	$87.56	$110.93	$127.03	$157.68	$184.89
S&P/TSX Capped Energy Trust Index	$100.00	$119.11	$174.38	$227.56	$339.98	$327.33
S&P/TSX Capped Income Trust Index	$100.00	$112.99	$156.27	$198.10	$259.47	$252.08

EXECUTIVE COMPENSATION

Under applicable securities law, the Trust is required to disclose certain financial and other information relating to the compensation of certain of its officers.  The Trust, however, does not carry on an active business; its primary business is to hold the securities of Canetic and other affiliated operating entities.  The Trust does not have officers, rather these roles are discharged by the officers of Canetic.  Compensation is paid by Canetic to its officers for acting in such capacities.

As the Trust and Canetic did not commence active operations until January 5, 2006 on completion of the Arrangement, no compensation was paid to the directors and officers of Canetic for the financial period ended December 31, 2005.  Accordingly, the disclosure with respect to executive compensation set forth below for 2005 and 2004 is in respect of the compensation paid to the officers in their capacities as officers of Acclaim Energy Inc. (“AEI”), a predecessor entity of Canetic.

Summary Compensation Table

The following table provides a summary of compensation information in respect of the Chief Executive Officer and Chief Financial Officer of Canetic and the four most highly compensated officers of Canetic whose salary and bonus exceeded, in the aggregate, $150,000 during 2006 (collectively, the “Named Executive Officers”) for the three years ended December 31, 2006.

		Annual Compensation					Long-Term Compensation
							Awards	Payout
Name and Principal Position	Year	Salary ($)	Bonus(2) ($)		Other Annual Compensation ($)		Restricted Awards(3) ($)	LTIP Payouts(6)(9) ($)		All Other Compensation(4) ($)

J. Paul Charron	2006	400,000		(5)		(1)	nil	5,794,903	(6)	38,125
President and Chief	2005	312,500	610,000			(1)	271,073	nil		31,250
Executive Officer	2004	275,000	275,000			(1)	1,035,720	50,458	(7)	27,500

David J. Broshko	2006	270,000		(5)		(1)	nil	3,382,118	(6)	26,125
Vice President, Finance	2005	226,250	372,500			(1)	147,856	nil		22,625
and Chief Financial	2004	200,000	200,000			(1)	757,048	29,875	(7)	20,000
Officer

Richard J. Tiede	2006	270,000		(5)		(1)	nil	3,405,274	(6)	25,708
Chief Operating Officer	2005	226,250	380,000			(1)	147,856	nil		22,625
	2004	200,000	200,000			(1)	774,629	31,362	(7)	20,000

Mark Fitzgerald (8)	2006	240,000		(5)		(1)	nil	1,598,558	(6)	23,250
Vice President,	2005	198,750	245,000			(1)	39,424	nil		19,875
Operations	2004	—	—		—		—	—		—

Wesley Morningstar (8)	2006	189,167	—			(1)	nil	1,702,708	(6)	18,917
(Former) Vice President,	2005	198,750	235,000			(1)	39,424	nil		19,875
Exploitation	2004	—	—		—		—	—		—

Brian D. Evans (8)	2006	240,000		(5)		(1)	nil	1,762,084	(5)	23,875
Vice President, General	2005	166,939	225,000		—		nil	nil		17,098
Counsel & Secretary	2004	—	—		—		—	—		—

Notes:

(1)                                  The value of perquisites and other personal benefits for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

(2)                                  Represents cash bonuses awarded to the Named Executive Officers in respect of the stated fiscal year notwithstanding the actual date of payment of such bonus.

(3)                                  Represents the value of Restricted Awards made pursuant to the Unit Award Incentive Plan calculated by multiplying the number of Units underlying the Restricted Award by the closing market price of the Units on the date immediately preceding the date of the award.  The Units designated in the Restricted Awards vest and are issued as to 1/3 on each of the first, second and third anniversaries of the date of grant.  Cumulative adjustments to the number of Units to be issued pursuant to the Restricted Awards are made to reflect the distributions paid on the Units.  The aggregate holdings and value of Restricted Units at December 31, 2006 for the Named Executive Officers was $nil as no Restricted Awards were granted to the Named Executive Officers in 2006 and the Units underlying all previously granted Restricted Awards were issued on January 5, 2006 on completion of the business combination involving Canetic’s predecessors, Acclaim Energy Trust and StarPoint Energy Trust.  The business combination constituted a “change of control” resulting in the issuance of such Units in accordance with the terms of the Unit Award Incentive Plan and the employment agreements of the Named Executive Officers.  See “Equity Compensation Plan Information – Unit Award Incentive Plan” for a description of the Unit Award Incentive Plan. Of the 294,855 Restricted Awards issued to the Named Executive Officers in 2004, an aggregate of 119,197 (40%) were issued as consideration for the agreement of the Named Executive Officers to terminate Options in connection with the termination of Canetic’s previous unit option plan.

(4)                                  Represents amounts contributed by Canetic on behalf of the Named Executive Officer pursuant to the Employee Unit Ownership Plan.  See “Equity Compensation Plan Information – Employee Unit Ownership Plan” for a description of the Employee Unit Ownership Plan.

(5)                                  Bonus amounts payable in respect of 2006 have not yet been determined.

(6)                                  Represents the value of all Units issued pursuant to outstanding Performance Awards in 2006 calculated by multiplying the number of Units issued by the ten (10) day weighted average of the prices at which the Units traded on the Toronto Stock Exchange for the ten (10) trading days preceding the Issue Date of such Units.

(7)                                  Represents amounts paid on exercise of bonus rights under AEI’s previous Unit distribution incentive bonus plan.

(8)                                  Mr. Fitzgerald and Mr. Morningstar were not Named Executive Officers during 2004.  Mr. Evans did not commence employment with Canetic until April 2005 and was not a Named Executive Officer during 2005.  Mr. Morningstar resigned from Canetic on September 25, 2006.

(9)                                  Of the value of all the Units disclosed as LTIP Payouts, the value of Units issued under Performance Awards made pursuant to the Unit Award Incentive Plan that were issued on January 5, 2006 on completion of the business combination described in note (3) above, calculated by multiplying the number of Units issued by the ten (10) day weighted average of the prices at which the Units traded on the Toronto Stock Exchange for the ten (10) trading days preceding the Issue Date of such Units for each of the Named Executive Officers is as follows: J. Paul Charron - $5,495,887, David J. Broshko - $3,175,088, Richard J. Tiede – $3,198,244, Mark Fitzgerald – $1,414,541, Wesley Morningstar – $1,530,187 and Brian D. Evans - $1,589,563.  See “Equity Compensation Plan Information – Unit Award Incentive Plan” for a description of the Unit Award Incentive Plan.  In connection with the business combination, the Named Executive Officers agreed to waive their right to terminate their employment agreements and to receive additional compensation for such termination.  In addition, the Named Executive Officers agreed to place one third (1/3) of the Units issued to them pursuant to the Unit Award Incentive plan in January 2006 in escrow with a term expiring January 5, 2007.

Options, SARS and Defined Benefit or Actuarial Plans

The Trust and its subsidiaries do not grant options or share appreciation rights and do not have any defined benefit or actuarial plans.

Performance Awards

The following table sets forth, with respect to the Named Executive Officers, the Performance Awards made pursuant to the Unit Award Incentive Plan during the year ended December 31, 2006.

				Estimated Future Payouts (2)
Name	Performance Awards(1)(6) (#)		Performance or Other Period Until Maturation or Payout(4)	Threshold (#)	Target (#)	Maximum(3) (#)

J. Paul Charron	108,832		July 5, 2009	nil	n/a	190,456
David J. Broshko	75,345		July 5, 2009	nil	n/a	131,853
Richard J. Tiede	75,345		July 5, 2009	nil	n/a	131,853
Mark Fitzgerald	66,974		July 5, 2009	nil	n/a	117,205
Wesley Morningstar	62,788	(5)	July 5, 2009	nil	n/a	109,879	(5)
Brian D. Evans	62,788		July 5, 2009	nil	n/a	109,879

Notes:

(1)                                  Represents the number of Units underlying Performance Awards made pursuant to the Unit Award Incentive Plan.  One half (1/2) of such Performance Awards are described as relative Performance Awards which are subject to the application of a Payout Multiplier based on the percentile rank of the Trust’s Total Unitholder Return relative to returns on trust units or other securities of members of a peer comparison group in accordance with the Unit Award Incentive Plan and one half (1/2) of such Performance Awards are described as absolute Performance Awards which are subject to the application of a Payout Multiplier based on the Trust’s Total Unitholder Return over each calculation period. See “Equity Compensation Plan Information – Unit Award Incentive Plan for a description of the Unit Award Incentive Plan

(2)                                  The number of Units to be issued on the applicable issue date will be adjusted by multiplying the number of Units underlying the Performance Award by the Payout Multiplier as defined in the Unit Award Incentive Plan or in the relevant absolute unit award agreement.  Cumulative adjustments to the number of Units to be issued pursuant to the Performance Awards are also made for distributions paid on the Units.

(3)                                  Before taking into account adjustments for distributions.

(4)                                  The Performance Awards vest periodically over a forty two (42) month period ending July 5, 2009.

(5)                                  Mr. Morningstar resigned from the Company on September 25, 2006.  In accordance with the terms of Canetic’s Unit Award Incentive Plan, all performance awards to which he was entitled terminated following his resignation.

(6)                                  Of the Performance Awards made pursuant to the Unit Award Incentive Plan, the following Performance Awards which are described as absolute Performance Awards expired and will not be issued:  J. Paul Charron – 13,604 units, David J. Broshko – 9,419 units, Richard J. Tiede – 9,419 units, Mark Fitzgerald – 8,372 units, Wesley Morningstar – 7,849 units and Brian D. Evans – 7,849 units.

REMUNERATION OF DIRECTORS

Each of the non-management directors of Canetic, other than the Chairman, receives an annual retainer of $30,000 and a meeting fee of $1,500 per meeting.  Committee Chairs receive an additional annual retainer of $8,000.  The Chairman of the Board receives an annual retainer of $100,000 but does not receive meeting fees.  Directors are reimbursed for expenses of attending meetings.  Each of the non-management directors of Canetic was granted 4,186 Restricted Awards in 2006 pursuant to the Unit Award Incentive Plan.

In the year ended December 31, 2006, a total of $537,250 in fees was paid to the directors of Canetic.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

Canetic maintains directors’ and officers’ liability insurance coverage for losses to Canetic if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law.  The insurance protects Canetic against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Canetic.  All directors and officers of Canetic are covered by the policy and the amount of insurance applies collectively to all.  The cost of this insurance is U.S. $913,117 per annum.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

The Chief Executive Officer and the other Named Executive Officers who are currently officers are each party to an employment agreement with Canetic and the Trust, which continues indefinitely until terminated in accordance with its terms.  Each agreement provides, among other things, for payment of the executive’s salary and bonus and participation in benefits and plans as provided and defined in the agreement.  The agreements may be terminated by Canetic without cause upon payment of a retiring allowance equal to 1.5 times the executive’s annual salary and bonus (collectively, “annual compensation”), plus an amount equal to 25% of annual compensation in lieu of benefits and acceleration of certain plan entitlements, all as determined in accordance with the agreement (two times annual compensation in the case of the Chief Executive Officer).  The executive may terminate the employment agreement by providing 30 days written notice.  The executive may terminate the employment agreement and receive the payments set forth above in the event of a change of control (as defined in the agreement).

CORPORATE GOVERNANCE

Under the rules of the Canadian Securities Administrators, the Trust is required to disclose information relating to its system of corporate governance with reference to certain corporate governance guidelines adopted by the Canadian Securities Administrators (the “CSA Guidelines”).  The Trust’s disclosure addressing the CSA Guidelines is set out in Schedule ”A” to this Information Circular.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information with respect to compensation plans of the Trust under which Units are authorized for issuance as at March 19, 2007.

Plan Category	Number of Units to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of Units remaining available for future issuance under equity compensation plans

Equity Compensation Plans approved by Unitholders
Unit Incentive Award Plan	2,025,286	(1)	n/a	11,344,532	(1)(2)
Employee Unit Ownership Plan	n/a		n/a	1,688,910	(3)
Equity Compensation plans not approved by Unitholders	nil		n/a	nil

Total	2,025,286	(1)		13,033,442	(1)

Notes:

(1)                                  Subject to increase in accordance with the adjustment provisions of the Unit Award Incentive Plan.

(2)                                  The number of Units authorized for issue pursuant to the Unit Award Incentive Plans is equal to 5% of the number of issued and outstanding Units from time to time.  Accordingly, the actual number of Units authorized for issue under the Unit Award Incentive Plan will fluctuate accordingly.  See “Unit Award Incentive Plan”.

(3)                                  A total of 2,000,000 Units were originally reserved for issue pursuant to the Employee Unit Ownership Plan.  See “Employee Unit Ownership Plan”.

Unit Award Incentive Plan

The Unit Award Incentive Plan authorizes the Board to grant Unit Awards of Restricted Units and Performance Units to persons, firms or corporations who are employees, senior officers or directors of the Trust or any affiliates of the Trust or who are consultants or other service providers to the Trust and its affiliates (“Service Providers”).

The principal purposes of the Unit Award Incentive Plan are: to retain and attract qualified Service Providers; to promote a proprietary interest in the Trust by such persons and to encourage such persons to remain in the employ or service of the Trust and put forth maximum efforts for the success of the business of the Trust; and to focus management of the Trust on operating and financial performance and long-term unitholder returns.

Under the terms of the Unit Award Incentive Plan, any Service Provider may be granted Restricted Awards or Performance Awards.  Each Restricted Award will entitle the holder to be issued the number of Units designated in the Restricted Award and such Units will vest and be issued as to one third on each of the first, second and third anniversary dates of the date of grant or such earlier or later dates as may be determined by the Board.  Each Performance Award will entitle the holder to be issued on the third anniversary of the date of grant or such earlier or later date as may be determined by the Board, the number of Units designated in the Performance Award multiplied by a Payout Multiplier (as defined in the Unit Award Incentive Plan), which is based on the percentile rank of the Trust’s Total Unitholder Return (as defined in the Unit Award Incentive Plan), relative to returns on trust units or other securities of members of a peer comparison group determined by the directors of Canetic over the term of the Performance Award.  If the percentile rank is less than 35, the Payout Multiplier is zero and if the percentile rank is equal to or greater than 75, the Payout Multiplier is two.  Pursuant to the Unit Award Incentive Plan, the Board may in its sole and absolute discretion impose additional or different conditions to the determination of the issue date or the Payout Multiplier except that in no event shall the Payout Multiplier be greater than two.

A holder of a Unit Award may elect, subject to the consent of the Trust, to receive an amount in cash equal to the aggregate current market value of the Units to which the holder is entitled under his or her Unit Award in lieu of the issue of Units under such Unit Award.

The Unit Award Incentive Plan provides for cumulative adjustments to the number of Units to be issued pursuant to Unit Awards on each date that distributions are paid on the Units by an amount equal to a fraction having as its numerator the amount of the distribution per Unit and having as its denominator the fair market value of the Units on the trading day immediately preceding the distribution payment date.  Fair market value is the weighted average trading price of the Units on the TSX for the ten (10) trading days on which the Units traded immediately preceding such date.

In the event of a change in control of the Trust, as defined in the Unit Award Incentive Plan, the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be issued immediately prior to the date upon which the change of control is completed.

Unless otherwise determined by the Board or unless otherwise provided in a unit award agreement pertaining to a particular grant or any written employment or consulting agreement governing a grantee’s role as a Service Provider, if a grantee of a unit award (a “Grantee”) ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date (as defined in the Unit Award Incentive Plan) all outstanding unit award agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be immediately terminated and all rights to receive Units thereunder shall be forfeited by the Grantee.  If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, effective as of the date that is sixty (60) days after the Cessation Date, and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding unit award agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be terminated and all rights to receive Units thereunder shall be forfeited.  If a Grantee voluntarily ceases to be a Service Provider as a result of the Grantee’s voluntary resignation (excluding retirement) then effective as of the day that is two (2) weeks after the Cessation Date, all outstanding unit award agreements under which Unit Awards have been made to such Grantee shall be terminated, whether Performance Awards or Restricted Awards and all rights to receive Units thereunder shall be forfeited.  If a Grantee ceases to be a Service Provider as a result of such Grantee’s retirement or death, all Units awarded to such Grantee under any outstanding Unit Award Agreements shall be issued as of the Cessation Date.

Except in the case of death, the right to receive Units pursuant to a Unit Award granted to a Service Provider may only be exercised by such Service Provider personally.  Except as otherwise provided in the Unit Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Unit Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Unit Award shall terminate and be of no further force or effect.

The Unit Award Incentive Plan provides that the maximum number of Units reserved for issuance from time to time pursuant to Unit Awards shall not exceed a number of Units equal to 5% of the aggregate number of: (i) issued and outstanding Units; plus (ii) the number of Units issuable upon exchange of outstanding Exchangeable Securities (as defined in the Unit Award Incentive Plan), if any.  The aggregate number of Unit Awards granted to any single Service Provider may not exceed 5% of the issued and outstanding Units, calculated on an undiluted basis.  In addition: (i) the number of Units issuable to insiders at any time, under all security based compensation arrangements of the Trust, may not exceed 10% of the issued and outstanding Units; and (ii) the number of Units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, may not exceed 10% of the issued and outstanding Units.  The number of Units issuable pursuant to the Unit Award Incentive Plan to non-management directors is limited to a maximum of 0.5% of the issued and outstanding Units.

Canetic has the right to amend from time to time or to terminate the terms and conditions of the Unit Award Incentive Plan by resolution of the Board subject to the prior consent of any applicable regulatory bodies, including the TSX.  Any amendment to Unit Award Incentive Plan will take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of Canetic and the Service Providers to whom such Unit Awards have been made.  Since the Trust’s last annual meeting, the Trust amended the Unit Award Incentive Plan to change from “two months” to “sixty (60) days” the period within which Unit Awards expire following termination of a service provider’s services other than for cause.  This amendment was made to clarify the administration of the Unit Award Incentive Plan and did not require Unitholder approval.

Employee Unit Ownership Plan

Regular, permanent employees of Canetic and its affiliates and subsidiaries resident in Canada (“Members”) are entitled to participate in the Canetic employee unit ownership plan (the “EUOP”).  Members are permitted to contribute up to 5% of the Member’s regular salary to the EUOP and Canetic will contribute an amount equal to two (2) times the Member’s contribution, up to a maximum of 10% of the Members regular salary.

Member and Canetic contributions are used (together with any reinvested cash distributions as provided in the EUOP) to purchase Units (i) from treasury as at the last day of the month in which such contributions are made at the then Current Market Price, in the case of Member contributions and Canetic contributions and at 95% of the then Treasury Purchase Price in the case of re-invested distributions, which is defined to mean the weighted average trading price of the Units on the TSX for the ten trading days immediately preceding the date of calculation.  In the case of reinvested cash distributions, or (ii) through the facilities of the TSX, the price of such Units to Members will be equal to the average price of all Units acquired through the facilities of the TSX for the purposes of the EUOP during the period beginning on the applicable distribution payment date and ending on the date that is three (3) Business Days prior to the next applicable date set by Canetic for the determination of Unitholders of record.  Until notice to such effect is provided to the plan agent, all purchases of Units will be made from treasury.  For purposes of the EUOP, “Current Market Price” at any date means the closing price per unit for the Units on the last trading day immediately prior to such date on which the Units traded on the TSX or, if on such date the Units are not listed on the TSX, on such stock exchange upon which such Units are listed and as selected by the directors of Canetic, or if the Units are not listed on any stock exchange, then on such over the counter market as may be selected for such purpose by the directors of the Canetic; and for these purposes “trading day” means a day on which the relevant exchange is open for the transaction of business.

Notwithstanding any other provision of the EUOP, issuances of Units from treasury under the EUOP are subject to the following restrictions: (a) the number of Units reserved for issuance pursuant to the EUOP is 2,000,000; (b) the maximum number of Units that may be issuable to insiders at any time pursuant to the EUOP and any other any trust unit option, trust unit option plan, employee trust unit purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Units, including the Trust Unit Award Incentive Plan and a Unit purchase from treasury which is financially assisted by the Trust or Canetic by way of a loan, guarantee or otherwise (a “Unit Compensation Arrangement”) is 10% of the number of Units outstanding; (c) the maximum number of Units that may be issued to insiders under the EUOP and any other Unit Compensation Arrangement within a one (1) year period is 10% of the number of Units outstanding; (d) the maximum number of Units that may be issued to any one Insider under the EUOP and any other Unit Compensation Arrangement within a one (1) year period is 5% of the number of Units outstanding; and (e) for the purposes of (b), (c) and (d) above, any entitlement to acquire Units granted pursuant to the EUOP or any other Trust Unit Compensation Arrangement prior to the Member becoming an insider is to be excluded.  For the purposes of (c) and (d), the number of Units outstanding is to be determined on the basis of the number of Units outstanding at the time of the issuance excluding Units issued under the EUOP or under any other Trust Unit Compensation Arrangement over the preceding one (1) year period.  Since the Trust’s last annual meeting, the Trust amended the EUOP with respect to the item described in (b) above to read “issuable to insiders at any time” rather than “issued to insiders” to conform the EUOP to the requirements of the TSX.  This amendment did not require Unitholder approval.

Any rights under the terms of the EUOP are personal to the Members and may not be assigned or alienated by the Member except, to the extent applicable, to the beneficiary of a Member’s RRSP account.

A Member whose Continuous Service (as defined in the EUOP) is terminated for any reason other than death will receive all Units and all Distributions (and all other amounts, if any) in his or her plan accounts (less all applicable withholding and other taxes or deductions) within sixty (60) days of such termination and the Member, within the sixty (60) day period, shall be entitled to provide the plan agent with all required forms and instructions for the sale in the market place or transfer of all Trust Units and all Distributions.  Such a Member (or a Member who has reached 69 years of age) shall be entitled to direct the Trustee of the Trust to transfer the Units in his RRSP account (and all other amounts if any) to another registered retirement savings plan of which he or his spouse is an annuitant, or to a registered retirement income fund, as the case may be, on a tax deferred basis to the extent permitted by law.  Where a Member’s Continuous Service is terminated by reason of death, all Units and all Distributions (and other amounts, if any) in his or her plan accounts (less all applicable withholding and other taxes or deductions) will be distributed to his or her estate or to the beneficiary of the Member’s RRSP account, as applicable, within thirty (30) days following the date of death.

Canetic has reserved the right to amend or discontinue the EUOP, in whole or in part, at any time and from time to time, in its sole discretion.  However, no amendment to the EUOP shall operate to reduce the rights or assets of Members prior to the date of the amendment and no amendment to the EUOP Plan shall affect the rights, duties or responsibilities of the agent appointed under the EUOP without its consent.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 23, 2007, there was no indebtedness owing to the Trust and its subsidiaries or any other entity (if the indebtedness to the other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries) by any executive officer, director, employee or former executive officer, director or employee of the Trust or its subsidiaries.

Neither the Trustee, nor any director or executive officer of any subsidiary of the Trust, is indebted to the Trust or any of its subsidiaries, nor is or has the indebtedness of any such persons to another entity been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries (excluding indebtedness that has been entirely repaid and routine indebtedness which includes indebtedness arising by reason of purchases made on usual trade terms or of ordinary travel or expense advances for similar reasons).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or executive officers of Canetic, nominees for director of Canetic, any Unitholder who beneficially owns more than 10% of the Units, or any known associate or affiliate of such persons, in any transaction during 2006 or in any proposed transaction which has materially affected or would materially affect the Trust or Canetic other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of Canetic is not aware of any material interest of any director, executive officer or nominee for director of Canetic, any Unitholder who beneficially owns more than 10% of the Units, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

OTHER MATTERS

Management of Canetic knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Financial information of the Trust is provided in the Trust’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.  A copy of these documents may be obtained by contacting Canetic Resources Trust at 1900, 255 – 5th Avenue S.W., Calgary, Alberta T2P 3G6, Attention: Director, Investor Relations, Canetic Resources Inc. (phone: (403) 539-6300, facsimile: (403) 539-6499 or email: info@canetictrust.com).

Copies of these documents as well as additional information relating to the Trust contained in documents filed by the Trust with the Canadian securities regulatory authorities may also be accessed through the SEDAR website at www.sedar.com or through the Trust’s website at www.canetictrust.com.

APPROVAL

The contents and sending of this Information Circular has been approved by the Board on behalf of the Trust.

CANETIC RESOURCES TRUST, by its administrator, CANETIC RESOURCES INC.

(Signed) J. Paul Charron
President and Chief Executive Officer
Canetic Resources Inc.,
Administrator of Canetic Resources Trust

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Multilateral Instrument 52-110 Audit Committees (the “CSA Audit Committee Rules”) of the Canadian Securities Administrators (the “CSAs”) includes requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters.  Reference is made to the section entitled “Audit Committee Information” of the Annual Information Form of the Trust dated March 23, 2007, available on www.sedar.com and which may be obtained free of charge, on request, from the Secretary of Canetic.

National Policy 58-201 Effective Corporate Governance (the “CSA Governance Policy”) of the CSAs provides guidance on governance practices for Canadian issuers.  Multilateral Instrument 58-101 Disclosure of Corporate Governance Practices (the “CSA Disclosure Instrument”) of the CSAs requires issuers to make the prescribed disclosure regarding their governance practices.  The Trust believes that its corporate governance practices meet or exceed the requirements of the CSA Disclosure Instrument and the CSA Governance Policy, as reflected in the following disclosure.  The Trust has also disclosed, where applicable in the following table, a comparison with requirements of the New York Stock Exchange (“NYSE”) Corporate Governance Standards (the “NYSE Standards”).

As a Canadian trust listed on the NYSE, Canetic is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices.  In order to claim such an exemption, however, Canetic must disclose the significant differences between its corporate governance practices and those required to be followed by U.S.  domestic companies under the NYSE corporate governance standards.  Canetic’s Statement of Significant Governance Differences can be found on Canetic’s website at www.canetictrust.com.

Canetic’s corporate governance practices meet or exceed all applicable Canadian requirements.  They also incorporate some best practices derived from the NYSE rules and comply with applicable rules adopted by the United States Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

Required disclosure under the CSA Disclosure Instrument	Does the Trust align?	Corporate Governance Practices of the Trust

Board of Directors

(a) Disclose the identity of directors who are independent.	Yes

Of the current eight (8) members of the board of directors of Canetic (the “Board” or the “Board of Directors”), seven (7) directors are “independent” within the meaning of the CSA Disclosure Instrument.  They are Robert G. Brawn, W. Peter Comber, Murray M. Frame, Daryl Gilbert, Nancy M. Laird, Jack C. Lee and R. Gregory Rich.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	One (1) of the directors, Mr. J. Paul Charron, is an officer of Canetic and therefore does not qualify as “independent” within the meaning of the CSA Disclosure Instrument.

Under the NYSE Standards, a majority of the board members should qualify as “independent directors”.	Yes

The Board has determined that seven (7) of Canetic’s eight (8) current directors qualify as “independent directors”, within the meaning of Section 303A.02 of the NYSE Standards.  The independent directors are Robert G. Brawn, W. Peter Comber, Murray M. Frame, Daryl Gilbert, Nancy M. Laird, Jack C. Lee and R. Gregory Rich.

Required disclosure under the CSA Disclosure Instrument		Does the Trust align?	Corporate Governance Practices of the Trust

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Yes

Seven (7) of Canetic’s eight (8) current directors and director nominees are independent within the meaning of the CSA Disclosure Instrument and accordingly a majority of Canetic’s current directors and nominees are independent.  The independent directors are Robert G. Brawn, W. Peter Comber, Murray M. Frame, Daryl Gilbert, Nancy M. Laird, Jack C. Lee and R. Gregory Rich.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	The directorships of all director nominees are described on pages 4 through 6 of this Information Circular.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Yes

Canetic’s Board conducts no fewer than seven (7) regularly scheduled board meetings each year – one (1) at the end of each quarter, one (1) to consider and approve Canetic’s Annual Information Form and Information Circular and two (2) which are generally devoted to strategic considerations and director education.  The independent Board members meet no less often than at each regularly scheduled Board meeting without management under the chairmanship of the independent Chair of the Board.  Seven (7) such meetings were held in 2006.  Whenever practical and appropriate, the independent Board members also meet at the end of each additional Board meeting without management under the chairmanship of the independent Chair of the Board.  Any Board meetings which are not regularly scheduled meetings as described above are considered to be special meetings.  The number of regular and special Board meetings held in 2006 are summarized in Schedule “B”.

The members of the Audit Committee, who are all independent, also meet at each regularly scheduled committee meeting without management present. Four (4) such meetings were held in 2006.

The members of the Human Resources and Compensation Committee, who are all independent, also meet at each regularly scheduled committee meeting without management present.  Four (4) such meetings were held in 2006.

The members of the Nominating and Corporate Governance Committee, who are all independent, also meet at each regularly scheduled Board meeting without management under the chairmanship of the independent Chair of the Board.  Four (4) such meetings were held in 2006.

The members of the Reserves Committee, who are all independent, also meet at each regularly scheduled committee meeting without management present. Two (2) such meetings were held in 2006.

Required disclosure under the CSA Disclosure Instrument	Does the Trust align?	Corporate Governance Practices of the Trust

The members of the Health, Safety and Environment Committee, who are all independent, also meet at each regularly scheduled committee meeting without management present.  Two (2) such meetings were held in 2006.

Whenever practical and appropriate, the members of each of the committees of the Board meet at the end of each committee meeting without management under the chairmanship of the independent Chair of each committee.  Any committee meetings which are not regularly scheduled committee meetings as described above are considered to be special meetings.  The number of regular and special committee meetings held in 2006 are summarized in Schedule “B”.

Under the NYSE Standards, non-management directors are required to meet regularly without management.	Yes	Same as above.

(f)

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Yes

Jack C. Lee is the Chair of the Board of Canetic.  Mr. Lee is independent within the meaning of the CSA Disclosure Instrument.  The Chair: (i) meets with the other non-management directors at each regularly scheduled Board meeting; (ii) holds additional meetings with the other non-management directors at the request of any such director; and (iii) communicates to the Board any comments, questions or suggestions of such directors.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes	The record of attendance of directors at Board and committee meetings during 2006 is set forth in Schedule “B” to this Information Circular.

Board Mandate - Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes

The Board has adopted a formal Board mandate, which is attached to this Information Circular as Schedule “D”.

The mandate of the Board states that, among other things, the Board is responsible for the stewardship of Canetic.  Canetic, as administrator of the Trust, is responsible for the management and administration of the Trust to the extent delegated to Canetic pursuant to the Trust Indenture and the Administration Agreement between the Trust and Canetic.

Required disclosure under the CSA Disclosure Instrument	Does the Trust align?	Corporate Governance Practices of the Trust

Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Yes

The Board has adopted formal terms of reference for the Chair of the Board and the five (5) Board committee chairs.  The terms of reference of the Chair of the Board states that the Chair’s primary role is managing the affairs of the Board including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities.  The Board expects its Chair to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group.  The Chair of the Board facilitates this leadership role by serving as a member of all Board committees.  The Chair of the Board also acts as a liaison between the Board and management, which involves working with the Chief Executive Officer (the “CEO”) and the Nominating and Corporate Governance Committee to oversee the development of corporate governance principles applicable to Canetic.

The terms of reference of each committee chair provide that each Chair’s primary role is managing the affairs of his or her respective committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities.  Like the Chair of the Board, each committee chair is expected to provide leadership to enhance committee effectiveness and oversee the committee’s discharge of its duties and responsibilities.  Committee chairs must report regularly to the Board on the business of their committee.  The terms of reference for the Audit, Human Resources and Compensation and Nominating and Corporate Governance committees have been posted on the website of the Trust at www.canetictrust.com.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

Yes

The Board has adopted terms of reference for the CEO.  The CEO’s primary responsibilities include: (i) providing overall leadership and vision in developing, in concert with the Board, Canetic’s strategic direction, (ii) providing overall leadership and vision in developing the tactics and business plans necessary to realize Canetic’s objectives, and (iii) managing the overall business to ensure strategic and business plans are effectively implemented, that results are monitored and reported to the Board, and that financial and operational objectives are attained.

Required disclosure under the CSA Disclosure Instrument	Does the Trust align?	Corporate Governance Practices of the Trust

The Board expects the CEO and his management team to be responsible for the management of Canetic’s strategic and operational agenda and for the execution of the decisions of the Board.  The Board expects to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies, in keeping with evolving business conditions.  In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all significant new corporate policies or material amendments to existing policies and all actions proposed to be taken by Canetic or the Trust which are not in the ordinary course of its operations.  In particular, the Board approves the appointment of all officers of Canetic and approves all material transactions.

The Board has also formally approved and documented those authorities which have been expressly delegated to the CEO and any applicable limitations to the authorities delegated.  Such authorities or limitations thereon include but are not limited to those relating to the recruitment, compensation and termination of employees below the Vice President level, those relating to material changes to the legal structure of Canetic and its subsidiaries, the utilization of existing credit facilities, issuance of share capital, pre-approved expenditure levels, acquisitions and dispositions and pre-approved ceilings for incurring term financial obligations.

The Human Resources and Compensation Committee, together with the Chair of the Board and the CEO, develop each year, goals and objectives that the CEO is responsible for meeting each year.  The Human Resources and Compensation Committee presents those goals and objectives to the Board for consideration and approval if appropriate.  The Human Resources and Compensation Committee and the Chair of the Board evaluate the CEO’s performance in light of such goals and objectives and establish the CEO’s compensation based on this evaluation.  The corporate objectives that the CEO is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and business plans and the budget as they are approved each year by the Board.

Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding	Yes	The Nominating and Corporate Governance Committee is responsible for developing, monitoring and reviewing Canetic’s orientation and continuing education programs for directors.

Required disclosure under the CSA Disclosure Instrument	Does the Trust align?	Corporate Governance Practices of the Trust

(i) the role of the board, its committees and its directors, and

The Board ensures that prospective candidates understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that Canetic expects of its directors.  Each director has been provided with a comprehensive board manual which outlines, among other things, all relevant terms of reference, meeting procedures and processes, material strategic and business processes, the succession planning process and material corporate policies which affect the directors including Canetic’s Code of Ethical Conduct and its policies respecting Questionable Business Practices and Trading in Canetic Securities.

(ii) the nature and operation of the issuer’s business.

New directors are provided with extensive information on Canetic’s business, its strategic and operational business plans, its operating performance, its governance system and its financial position.  Also, new directors meet individually with the CEO and other senior executives to discuss these matters.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes

The Chair of the Board, in consultation with the Nominating and Corporate Governance Committee, monitors and reviews Canetic’s continuing education programs for directors and ensures that Board members have access to education and information on an ongoing basis and as required.  In addition, senior management makes regular presentations to the Board on the main areas of Canetic’s business and conducts director training seminars on a regular basis.

For 2007, Canetic budgeted funds to be made available to individual directors for educational purposes in order to encourage directors to participate in educational opportunities to keep abreast of the latest trends and standards in areas of board governance and relevant business topics.

Under the NYSE Standards, corporate governance guidelines, which should include director orientation and continuing education, should be adopted and posted on the website.	Yes	The Trust has adopted corporate governance guidelines which include director orientation and continuing education and has posted them on its website.

Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The Trust has adopted a Code of Ethical Conduct (the “Code of Ethics”) that applies to all directors, officers and employees.

Under the NYSE Standards, a code of ethics that applies to all directors, officers and employees should be adopted and made publicly available.	Yes	The Trust’s Code of Ethics has been posted on its website.

Required disclosure under the CSA Disclosure Instrument			Does the Trust align?	Corporate Governance Practices of the Trust

	(i)	disclose how a person or company may obtain a copy of the code;		The Code of Ethics is accessible on the Trust’s website at www.canetictrust.com and on SEDAR at www.sedar.com. A paper copy is also available upon request from the Secretary of Canetic.

	(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board through the Nominating and Corporate Governance Committee has been overseeing a comprehensive program which is being developed and implemented by management to evaluate and improve the governance practices of Canetic including a comprehensive review of all corporate policies of Canetic including the Code of Ethics.  The program includes a comprehensive communication and training strategy where each of the corporate policies of Canetic will be posted on the Trust’s website and will be communicated to all directors, officers and employees of Canetic who are subject to or responsible for compliance with each of those policies.  It is contemplated that the Code of Ethics will be communicated to and acknowledged by each of Canetic’s employees when they are hired.

Canetic will also conduct an annual certification process to monitor compliance with the Code of Ethics and the Secretary will report the results of such process to the Board on an annual basis.

In addition, Canetic has adopted a policy governing the Reporting of Questionable Business Practices and in conjunction with this policy has retained the services of an international service provider who provides a confidential anonymous hotline for the reporting of questionable business practices of all types including violations of the Code of Ethics.  This service includes a comprehensive reporting function to the Vice President, General Counsel and Secretary to facilitate timely and accurate reporting of instances of non-compliance to the Audit Committee.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been filed during 2006.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Yes

In accordance with applicable law, when a conflict of interest arises, a director is required to disclose his or her interest and abstain from voting on the matter.  In addition, the Chair of the Board will ask the director to leave the room during any discussion concerning such matter.

Required disclosure under the CSA Disclosure Instrument		Does the Trust align?	Corporate Governance Practices of the Trust

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes

In addition to monitoring compliance with the Code of Ethics, the Board and management of Canetic have adopted various corporate policies, that enhance the awareness of the importance of ethical business conduct and provide both employees and non-employees with a mechanism for reporting unethical or questionable acts including the Reporting Questionable Business Practices Policy, the Disclosure Controls & Procedures Policy, the Trading in Company Securities Policy, the Privacy Policy and the Confidential Information Policy.

Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.	Yes

The Nominating and Corporate Governance Committee of the Board is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board and the Trust’s circumstances and needs.  All directors and officers of Canetic are involved in the identification of potential new directors.  The committee assesses the qualifications and attributes of the potential directors and recommends to the Board director nominees for the next annual meeting of Unitholders.  In certain circumstances, the committee may retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

		Yes	The Nominating and Corporate Governance Committee is currently composed of four (4) directors, all of whom are “independent” within the meaning of the CSA Disclosure Instrument.

Under the NYSE Standards, the nominating/corporate governance committee should be composed solely of “independent directors” and should have its own charter.		Yes

The Board has determined that the members of the Nominating and Corporate Governance Committee qualify as “independent directors”, within the meaning of Section 303A.02 of the NYSE Standards.  As described below, the Committee has its own terms of reference or charter.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The Board has adopted formal terms of reference for the Nominating and Corporate Governance Committee which are posted on the website of the Trust at www.canetictrust.com.

Required disclosure under the CSA Disclosure Instrument	Does the Trust align?	Corporate Governance Practices of the Trust

The terms of reference of the Nominating and Corporate Governance Committee provide that the committee is responsible for overseeing the functioning and assessment of the Board and the committees of the Board and for the development, recommendation to the Board, implementation, and assessment of effective governance principles.  Among other things, the committee is responsible for: monitoring the composition and performance of the Board and its committees; evaluating the qualifications and attributes of candidates qualified to become Board members; regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members; and reviewing annually, the performance and effectiveness of the Board, its committees, committee chairs and Board members.

Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Yes

The compensation of the directors and officers is determined annually by the Board based on the reviews and recommendations of its Human Resources and Compensation Committees in consultation with independent human resources consultants.  The Board has determined that such compensation should realistically reflect both competitive market conditions, required skills and experience and the responsibility and risks undertaken by Canetic’s directors and senior officers.  In doing so, the Board believes that such compensation serves to align the interests of the directors and officers with the interests of the Trust’s Unitholders.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

	Yes	All members of the Human Resources and Compensation Committee are “independent” within the meaning of the CSA Disclosure Instrument.

Under the NYSE Standards, the compensation committee should be composed solely of “independent directors” and should have its own charter.	Yes

The Board has determined that the members of the Human Resources and Compensation Committee are “independent directors” within the meaning of Section 303A.02 of the NYSE Standards.  As described below, the committee has its own terms of reference or charter.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	The Board has adopted formal terms of reference for the Human Resources and Compensation Committee which are posted on the website of the Trust at www.canetictrust.com.

Required disclosure under the CSA Disclosure Instrument	Does the Trust align?	Corporate Governance Practices of the Trust

The terms of reference of the Human Resources and Compensation Committee provide that the purpose of the committee is to assist the Board in fulfilling its oversight obligations relating to human resources and compensation matters.  The committee is responsible for monitoring officers’ performance, succession planning and compensation and reviewing Canetic’s human resources practices generally.  The committee recommends the appointment of officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of Canetic’s officers, including recommending their compensation.  In collaboration with the Chair of the Board, the committee also reviews the CEO’s corporate goals and objectives and evaluates his performance in light of such goals and objectives.  The committee also oversees management’s implementation of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures with a view to enabling Canetic to attract, motivate and retain quality executives and personnel.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

During fiscal 2006, the Human Resources and Compensation Committee engaged the services of Mercer Human Resource Consulting Limited (“Mercer”) to provide guidance on the competitiveness and appropriateness of compensation programs for Canetic’s Chief Executive Officer, other officers and other employees including base salaries, short and long term incentives, benefits, perquisites, employment and change of control provisions.  In addition, Mercer was engaged to review and provide guidance with respect to Canetic’s compensation policies including choice of peer group comparison entities, pay and performance positioning, performance metrics, plan designs and pay levels compared to the market.  Mercer also provided Canetic with general observations regarding market trends and issues and benchmark market data.

Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes

Canetic has two (2) committees in addition to the Audit, Nominating and Corporate Governance and the Human Resources and Compensation Committees and they are the Reserves and the Health, Safety and Environment Committees.

The primary function of the Reserves Committee is to assist the Board in carrying out its oversight responsibilities relating to the evaluation of Canetic’s oil and gas reserves and related matters by, among other things, reviewing (i) the reserves data (oil and gas reserves and associated future net revenues) of Canetic that will be made publicly available and filed with applicable regulatory authorities, and (ii) Canetic’s procedures relating to the disclosure of information with respect to oil and gas activities.

Required disclosure under the CSA Disclosure Instrument	Does the Trust align?	Corporate Governance Practices of the Trust

The purpose of the Health, Safety and Environment Committee is to assist the Board in fulfilling its oversight obligations relating to health, safety and environment matters including its oversight responsibilities in relation to (i) the development and implementation of systems and programs for management of health, safety and environmental matters and Canetic’s compliance with applicable laws relating to health, safety and the environment, and (ii) reviewing, reporting and making recommendations to the Board about Canetic’s policies, standards, practices and performance with respect to its corporate responsibility in relation to health, safety and the environment.

Each of these two (2) other committees of the Board is composed entirely of “independent” directors within the meaning of the CSA Disclosure Instrument.  In addition, the Board has determined that all such committees are composed entirely of “independent” directors within the meaning of Section 303A.02 of the NYSE Standards.

Schedule “C” to this Information Circular lists the five (5) committees of the Board and their composition.

Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Yes

The Board Chair and the Chair of the Nominating and Corporate Governance Committee maintain regular dialogue about the performance of the Board, its committees and the directors.  To assess contributions and director effectiveness, the Board Chair participates as a member of each Board committee.  As necessary, the Board Chair coaches and counsels individual directors.  Periodically, discussions are held with all directors to assess Board performance and processes.

In 2006, an independent consultant was retained to assess the performance of the Board, its committees and the directors.  While no significant weaknesses were identified, several opportunities for improvement were highlighted which are in the process of being implemented.  On-going assessments of performance of the Board, its committees and the directors will be undertaken, with periodic involvement of independent consultants.

The CSA Audit Committee Rules and the NYSE Standards state that the audit committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).	Yes

The Audit Committee consists of four (4) directors, namely Messrs. W. Peter Comber (Chair), Robert G. Brawn, Daryl Gilbert and Jack C. Lee.

The Board has determined that all members of the Audit Committee are “independent” within the meaning of that term in the CSA Audit Committee Rules.  The Board has also determined that all members of the Audit Committee are “independent” within the meaning of Section 303A.02 of the NYSE Standards.

Required disclosure under the CSA Disclosure Instrument	Does the Trust align?	Corporate Governance Practices of the Trust

The CSA Audit Committee Rules state that each audit committee member must be financially literate.	Yes

The Board has adopted the following definition of “financial literacy”: “the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust’s financial statements”.  All four (4) directors who constitute the Audit Committee are “financially literate” within the meaning of such definition.

The CSA Audit Committee Rules and the NYSE Standards state that the audit committee must have a written charter that sets out its mandate and responsibilities.	Yes

The terms of reference of the Audit Committee describe the role and oversight responsibilities of the Audit Committee.  The primary function of the committee is to assist the Board in fulfilling its oversight responsibilities, in Canetic’s capacity as administrator of the Trust, relating to the Trust’s financial reporting including the integrity of the Trust’s financial statements, the Trust’s financial reporting process and systems of internal controls, the compliance by the Trust with legal and regulatory requirements and the qualifications, performance and independence of the Trust’s external auditors.  The terms of reference of the Audit Committee are attached as a schedule to the Annual Information Form of the Trust dated March 23, 2007, which is available on www.sedar.com and which may be obtained free of charge, on request, from the Secretary of Canetic.  The terms of reference of the Audit committee are also posted on the website of the Trust at www.canetictrust.com.

The CSA Audit Committee Rules state that an audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.

Yes

The terms of reference of the Audit Committee state that the committee is responsible for recommending the external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence.

The CSA Audit Committee Rules state that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.

	Yes	The terms of reference of the Audit Committee provide that the committee is responsible for overseeing the external auditors including any disagreement with management and the resolution thereof.

Required disclosure under the CSA Disclosure Instrument	Does the Trust align?	Corporate Governance Practices of the Trust

The CSA Audit Committee Rules state that an audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.	Yes

The terms of reference of the Audit Committee state that the committee determines which non-audit services the external auditors are prohibited from providing, approves or pre-approves policies defining audit and permitted non-audit services provided by the external auditors, and oversees the disclosure of all audit and permitted non-audit services provided by the external auditors.

The CSA Audit Committee Rules state that an audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information.  These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.

Yes

The terms of reference of the Audit Committee provide that the committee is responsible for reviewing the annual and quarterly financial statements of the Trust and accompanying information including the Trust’s MD&A disclosure, prior to their release, filing and distribution.  The committee must also review the financial information contained in documents required to be disclosed or filed by the Trust before their disclosure or filing with regulatory authorities.

The CSA Audit Committee Rules state that an audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Yes

The terms of reference of the Audit Committee provide that the committee must establish procedures for the confidential receipt, retention and treatment of complaints or concerns received by the Trust regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters.  The Audit Committee has adopted the Reporting Questionable Business Practices Policy which is posted on the website of the Trust at www.canetictrust.com.

The CSA Audit Committee Rules state that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

	Yes	The terms of reference of the Audit Committee provide that the committee is responsible for reviewing hiring policies for employees or former employees of the Trust’s firm of external auditors.

The CSA Audit Committee Rules state that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties, (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.

Yes

In performing its responsibilities, the Board or a committee of the Board may, as required, engage an outside adviser at the expense of Canetic.  The mandate of the Audit Committee states that the committee may obtain advice and assistance from outside legal, accounting or other advisors and has sole authority to retain and terminate any such advisor and to approve any such advisor’s retention terms.  Canetic must provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the committee.

The NYSE Standards require certain things to be included in the audit committee’s charter. Such requirements are substantially similar to the requirements of the CSA Audit Committee Rules.	Yes	Same as above.

SCHEDULE “B”

RECORD OF ATTENDANCE BY DIRECTORS

For the year ended December 31, 2006

Number of meetings attended
Directors	Board	Committees

Robert G. Brawn	10 of 10	8 of 8
J. Paul Charron	10 of 10	*
W. Peter Comber	10 of 10	11 of 13
Murray M. Frame	10 of 10	8 of 8
Daryl Gilbert	10 of 10	7 of 8
Nancy M. Laird	10 of 10	14 of 15
Jack C. Lee	10 of 10	23 of 23
R. Gregory Rich	10 of 10	15 of 15

*                                         Mr. Charron attends Committee meetings from time to time at the invitation of the Committee Chair but is not a member of any Committee and does not vote on any Committee resolutions.

Summary of Board and Committee meetings held

Board (7 regular, 3 special)	10
Audit (4 regular, 1 special)	5
Nominating and Corporate Governance (4 regular, 2 special)	6
Human Resources and Compensation (4 regular, 5 special)	9
Reserves (2 regular)	2
Health, Safety and Environment (2 regular)	2

SCHEDULE “C”

LIST OF COMMITTEE MEMBERS

Audit Committee

W. Peter Comber, Committee Chair

Robert G. Brawn

Jack C. Lee

Daryl Gilbert

Reserves Committee

Daryl Gilbert, Committee Chair

Robert G. Brawn

Murray M. Frame

Jack C. Lee

Human Resources and Compensation Committee

Nancy M. Laird, Committee Chair

W. Peter Comber

Jack C. Lee

R. Gregory Rich

Nominating and Corporate Governance Committee

R. Gregory Rich, Committee Chair

Murray M. Frame

Nancy M. Laird

Jack C. Lee

Health, Safety and Environmental Committee

Murray M. Frame, Committee Chair

Daryl Gilbert

Jack C. Lee

SCHEDULE “D”

The term “Trust” refers to Canetic Resources Trust, the term “Corporation” refers to Canetic Resources Inc., the term “Canetic” refers collectively to the Trust, the Corporation and their subsidiaries, the term “Board” or “Board of Directors” refers to the board of directors of the Corporation, the term “Committee” refers to the Audit Committee of the Board, and the term “Chair” refers to the chair of the Board.

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

A.                                    INTRODUCTION

1.                                      The Board of Directors is responsible for the stewardship of the Corporation.  The Corporation is responsible for the management and administration of the Trust to the extent delegated to the Corporation pursuant to the trust indenture (the “Trust Indenture”) of the Trust or the administration agreement (the “Administration Agreement”) between the Trust and the Corporation.  For greater certainty, the Board is not the board of directors or the trustee of the Trust and the directors are not directors or trustees of the Trust.  Accordingly, references in these terms of reference or elsewhere in the Board Manual to the Board, any committee thereof or any director taking any action or making any decisions for or on behalf of the Trust or any affiliate of the Trust (other than the Corporation) or being responsible for any matter for or on behalf of the Trust or any affiliate of the Trust, means the Board, such committee or such director taking such action, making such decision or having such responsibility solely in its capacity as the Board, a committee or a director, respectively, of the Corporation.  The taking of any action, making of any decisions by, for or on behalf of the Trust or any affiliate of the Trust (other than the Corporation) are solely the responsibility of the Corporation in its capacity as administrator pursuant to the Trust Indenture or the Administration Agreement.

2.                                      The Board of Directors has plenary power.  Any responsibility not delegated to management or a committee of the Board remains with the Board.

3.                                      These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.  These terms of reference are supplemented by the Governance Guidelines adopted by the Board.

B.                                    COMPOSITION AND BOARD ORGANIZATION

1.                                      Nominees for directors are initially considered and recommended by the Nominating and Corporate Governance Committee of the Board, approved by the entire Board and appointed annually by the Trust, as the sole shareholder of the Corporation, in accordance with the direction given to the Trust by vote of the unitholders of the Trust.

2.                                      A majority of directors comprising the Board must qualify as “independent” directors in accordance with the definition of “independent” director from time to time under the requirements or guidelines for board service under applicable securities laws and the rules of any stock exchange on which the Trust’s units are listed for trading.  Currently, the applicable definitions of independence are contained in National Instrument 58-101 of the Canadian Securities Administrators and Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.  On at least an annual basis, the Board will conduct an analysis and make a determination as to the “independence” of each Board member.

3.                                      Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board.  The responsibilities of those committees will be as set forth in their respective terms of reference, as amended from time to time.

C.                                    DUTIES AND RESPONSIBILITIES

1.                                      Managing the Affairs of the Board and Governance

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself.  The legal obligations of the Board are described in Section D below.  Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Trust Indenture and the Administration Agreement (which are posted on the Directors website under Corporate Documents), the Board retains the responsibility for managing its own affairs, including

(a)                                  developing the Board’s approach to governance, including the development of the Board Manual and the Governance Guidelines, which may be delegated to the Nominating and Corporate Governance Committee;

(b)                                 planning its composition and size;

(c)                                  selecting its Chair;

(d)                                 nominating candidates for election to the Board;

(e)                                  appointing committees;

(f)                                    determining director compensation;

(g)                                 developing position descriptions for the Chair and the chair of each committee of the Board; and

(h)                                 assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

2.                                      Management and Human Resources

The Board has oversight responsibility for:

(a)                                  the appointment and succession of the Chief Executive Officer (“CEO”) of the Corporation and evaluating the CEO’s performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

(b)                                 satisfying itself, to the extent feasible, as to the integrity of the CEO and that the CEO and other executive officers create a culture of integrity throughout the organization;

(c)                                  approving a position description for the CEO;

(d)                                 reviewing CEO performance at least annually against agreed upon written goals and objectives that the CEO is responsible for meeting and that have been approved by the Board;

(e)                                  approving decisions relating to senior management, including the:

(i)                                     appointment and discharge of executive officers;

(ii)                                  compensation and benefits for executive officers;

(iii)                               acceptance of outside directorships on public companies by executive officers (other than not-for-profit organizations); and

(iv)                              employment contracts, termination and other special arrangements with executive officers, or other employee groups.

(f)                                    ensuring succession planning programs are in place, including programs to train and develop management;

(g)                                 approving certain matters relating to all employees, including:

(i)                                     the annual salary policy/program for employees;

(ii)                                  new benefit programs or material changes to existing programs; and

(iii)                               material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

3.                                       Strategy and Plans

The Board has oversight responsibility to:

(a)                                  participate with management in the development of, and ultimately approve, Canetic’s strategic plan, which strategic plan will take into account, among other things, the opportunities and risks of the business;

(b)                                 approve the annual business plans that enable Canetic to realize its objectives;

(c)                                  approve annual capital and operating budgets that support Canetic’s ability to meet its strategic objectives;

(d)                                 approve political donations policy and budget;

(e)                                  approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to Canetic;

(f)                                    approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(g)                                 approve material divestitures and acquisitions;

(h)                                 approve major leases; and

(i)                                     monitor Canetic’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.

4.                                       Financial and Corporate Issues

The Board has oversight responsibility to:

(a)                                  take reasonable steps to ensure the implementation and integrity of Canetic’s internal control and management information systems;

(b)                                 monitor operational and financial results;

(c)                                  approve annual and quarterly financial results and approve release thereof by management;

(d)                                 approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

(e)                                  approve distributions on or in respect of the Trust’s units;

(f)                                    approve financings, changes in authorized capital, issue and repurchase of trust units, issue of debt securities, listing of trust units and other securities, issue of commercial paper, and related prospectuses and trust indentures;

(g)                                 recommend appointment of external auditors and approve auditors’ fees;

(h)                                 approve banking resolutions and significant changes in banking relationships;

(i)                                     approve appointments, or material changes in relationships with corporate trustees;

(j)                                     review coverage, deductibles and key issues regarding corporate insurance policies;

(k)                                  approve contracts, leases and other arrangements or commitments that may have a material impact on Canetic; and

(l)                                     approve the commencement or settlement of litigation that may have a material impact on Canetic.

5.                                       Business and Risk Management

The Board has oversight responsibility to:

(a)                                  ensure management identifies the principal risks of Canetic’s business and implements appropriate systems to manage these risks;

(b)                                 review operating and financial performance relative to budgets or objectives;

(c)                                  receive, at least annually, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions;

(d)                                 assess and monitor management control systems:

(i)                                     assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems;

(ii)                                  understand principal risks and review whether the Corporation achieves a proper balance between risk and returns, and that management ensures that systems are in place to address the risks identified.

6.                                       Policies and Procedures

The Board has oversight responsibility to:

(a)                                  approve and monitor compliance with all significant policies and procedures by which Canetic is operated;

(b)                                 direct management to ensure Canetic operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

(c)                                  review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflicts of interest and the environment).

7.                                       Compliance Reporting and Communications

The Board has oversight responsibility to:

(a)                                  ensure Canetic has in place effective communication processes with unitholders and other stakeholders and financial, regulatory and other recipients;

(b)                                 approve interaction with unitholders on all items requiring unitholder response or approval;

(c)                                  ensure that the financial performance of the Trust is adequately reported to unitholders, other securityholders and regulators on a timely and regular basis;

(d)                                 ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

(e)                                  ensure the timely reporting of any other developments that have a significant and material impact on the value of the Trust; and

(f)                                    report annually to unitholders on the Board’s stewardship for the preceding year.

D.                                    GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

1.                                       The Board is responsible for:

(a)                                  overseeing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained;

(b)                                 approving changes in the By-laws, Articles of Incorporation, Trust Indenture and Administration Agreement, matters requiring shareholder or unitholder approval, and agendas for unitholder and shareholder meetings; and

(c)                                  approving Canetic’s legal structure, name, logo, mission statement and vision statement.

(d)                                 managing or supervising the management of the business and affairs of the Corporation including the relationships among the Corporation, its affiliates, their shareholders, directors and officers;

(e)                                  acting honestly and in good faith with a view to the best interests of the Corporation;

(f)                                    exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(g)                                 acting in accordance with its obligations contained in the Business Corporations Act (Alberta), any securities acts or regulations in all jurisdictions to which Canetic or its securities are subject, other relevant legislation, regulations and policies, and the Corporation’s Articles and By-Laws;

2.                                       The following matters must be considered by the Board as a whole and not delegated to a committee of the Board:

(a)                                  submitting to the unitholders, any question or matter requiring the approval of the unitholders;

(b)                                 filling a vacancy among the directors or in the office of auditor;

(c)                                  issuing securities except in the manner and on the terms authorized by the Board;

(d)                                 declaring distributions;

(e)                                  purchasing, redeeming or otherwise acquiring shares issued by the Corporation or units issued by the Trust;

(f)                                    paying of a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation or units of the Trust;

(g)                                 approving management proxy circulars;

(h)                                 approving take-over bid circulars or directors’ circulars;

(i)                                     approving any financial statements; or

(j)                                     adopting, amending or repealing By-laws of the Corporation.

E.                                      STANDARDS OF LIABILITY

Nothing contained in these terms of reference is intended to expand applicable standards of liability under statutory, regulatory or other legal requirements for the Board or members of its committees.  The purposes and responsibilities outlined in these terms of reference are meant to serve as guidelines rather than inflexible rules and the Board may adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.